URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

March 7, 2008

Securities and Exchange Commission

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

                Re:          Uranium Resources, Inc.

                                Form 10-K/A for the Year Ended December 31, 2006

                                Form 10-Q for the Quarter ended September 30, 2007

                                File No. 0-001-33404

Dear Mr. Schwall:

I am in receipt of the Staff’s letter of comments dated February 29, 2008 (“Comment Letter”) to the above referenced filings.  For your convenience, we have set forth the original comments from the Comment Letter in bold typeface, and appearing below them are the Company’s responses.

Comment #1:

We note your response to comment 9 and reissue it in part.  You have identified non-financial goals but have omitted disclosure of the specific production targets, production cost targets, and budget targets used to determine compensation.  To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response #1:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to reflect that “no performance based awards were granted because the Company failed to meet its production target for 2006 of 800,000 pounds and its production cost target for 2006 of $20-$25 per pound.”

Comment #2:

We note your response to comment 17 and reissue it in part.  In future filings please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).  In this regard, we note that the aggregate number of stock and option awards may be different than the amount of awards granted in 2006.

Response #2:

In response to the Staff’s comment, the Company will include in all future filings the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Comment #3:

We note your response to comment 19 and reissue it in part.  In future filings, please ensure consistency of disclosure between the notes to the financial statements and disclosure in the filing.  We refer you to Note 7 to the financial statements in which you disclose a series of related party transactions.  Item 13 should provide all of the disclosure required by Item 404 of Regulation S-K.

Response #3:

In response to the Staff’s comment, the Company will ensure the consistency of disclosure between the notes to the financial statements and disclosure in filings.

Comment #4:

We note your response to prior comment 28, stating that you propose to include the disclosures required by Item 10(e) of Regulation S-K in all future filings.  Please submit a draft of the applicable disclosures that you intend to make; and advise us of any comparable disclosures that may presently appear in your annual report.

Response #4:

In response to the Staff’s comment, a draft of the applicable disclosure is attached to this letter as Exhibit A.

                An amendment to the Form 10-K/A in Edgar will be filed upon finalization of the responses to the Staff’s comments.  This letter is being filed in Edgar today and copies of this letter are being delivered by overnight delivery.  Should you have any questions regarding the responses, please contact the undersigned at (972) 219-3330.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer

cc:  Messrs. Mohammed, Hiller, Schuler and Donahue

      Ms. Duru

EXHIBIT A

A reconciliation of our production costs (non-GAAP financial information) to the GAAP financials, specifically the cost of sales section of the Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2007 and 2006 are disclosed  in tabular format below.

Comparison of Three and Nine Months Ended September 30, 2007 and 2006

Production and production costs.  In the first nine months of 2007, we produced 348,600 pounds.  The Vasquez project produced 70,300 pounds and Kingsville Dome produced 278,300 pounds.  Production in the first nine months of 2006 was 187,400, 117,400 from Vasquez and 70,000 from Kingsville Dome.  The following table details our production and production cost breakdown for the three and nine months ended September 30, 2007 and 2006.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Vasquez production	5,800	26,100	70,300	117,400

Kingsville Dome production	98,000	46,500	278,300	70,000

Total production	103,800	72,600	348,600	187,400

Total operating costs	$1,867,000	$1,499,000	$5,165,000	$4,631,000
Per pound operating costs	$18.00	$20.64	$14.81	$24.71
Total deprec. and depletion costs	$1,081,000	$2,796,000	$5,312,000	$4,363,000
Per pound DD&A cost	$10.42	$38.50	$15.24	$23.28
Total production cost	$2,948,000	$4,295,000	$10,477,000	$8,994,000
Production cost per pound	$28.41	$59.14	$30.05	$47.99

 Total operating costs, total depreciation and depletion costs and total production costs incurred for the periods presented above differ from the cost of uranium sales recorded in consolidated statements of operations because of changes in the amounts recorded to inventory for the same periods.  The cost of uranium sales amounts include the sales of uranium inventory on hand at the beginning of the period and does not include certain uranium produced during the period but was not sold at period end.

Reconciliation of production costs to cost of uranium sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Operating costs	$1,867,000	$1,499,000	$5,165,000	$4,631,000
Change in uranium inventory	131,000	57,000	176,000	43,000
Operating expense for uranium production sold	$1,998,000	$1,557,000	$5,341,000	$4,674,000

Depreciation and depletion costs	$1,081,000	$2,796,000	$5,312,000	$4.363,000
Change in uranium inventory	347,000	(371,000)	(586,000)	(549,000)
Depreciation and depletion for uranium production sold	$1,428,000	$2,425,000	$4,726,000	$3,814,000

Total production costs	$2,948,000	$4,295,000	$10,477,000	$8,994,000
Change in uranium inventory	479,000	$(313,000)	$(409,000)	$(506,000)
Direct cost of uranium production sold	$3,426,000	$3,982,000	$10,067,000	$8,488,000